

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2018

Neil Leibman
Chief Executive Officer
SUMMER ENERGY HOLDINGS INC
5847 San Felipe Street, Suite 3700
Houston, Texas 77057

>   **Re: SUMMER ENERGY HOLDINGS INC**
>   **Form 10-K for Fiscal Year Ended December 31, 2017**
>   **Filed March 29, 2018**
>   **File No. 001-35496**

Dear Mr. Leibman:

We issued comments to you on the above captioned filing on October 31, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by Decenber 7, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Robyn Manuel at (202) 551-3823 or Bill Thpompson at 202-551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products